Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and between

MERIT MEDICAL SYSTEMS, INC.

and

HATCH MEDICAL, L.L.C.

June 2, 2009

Table of Contents

1.	Definitions		1

2.	Basic Transactions		5

	(a)	Transactions	5

	(b)	Assumption/Exclusion of Liabilities	5

	(c)	Consideration Provided by Buyer for Acquired Assets	5

	(d)	Allocation of Purchase Price	6

	(e)	The Closing	6

	(f)	Deliveries at the Closing	6

3.	Representations and Warranties of Sellers		6

	(a)	Organization of Seller	6

	(b)	Authorization of Transaction	6

	(c)	Noncontravention	7

	(d)	Title to Assets; Sufficiency of Assets	7

	(e)	No Adverse Change	7

	(f)	Legal Compliance	7

	(g)	Intellectual Property	8

	(h)	Environmental, Health, and Safety Matters	10

	(i)	Contracts	11

	(j)	Litigation	12

	(k)	Product Warranty	12

	(l)	Product Liability	12

	(m)	Customers and Suppliers	12

	(n)	Pre-Closing Representations	12

	(o)	Broker Fees	13

	(p)	Disclaimer	13

4.	Representations and Warranties of Buyer		13

	(a)	Organization of Buyer	13

	(b)	Authorization of Transaction	13

	(c)	Noncontravention	13

	(d)	Brokers’ Fees	13

	(e)	Financial Status	13

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5.	Conditions to Closing		13

	(a)	Conditions to Obligation of Buyer	13

	(b)	Conditions to Obligation of Sellers	15

6.	Pre-Closing Covenants		16

	(a)	General	16

	(b)	Notices and Consents	16

	(c)	Operation of Business	16

	(d)	Full Access	17

	(e)	Notice of Developments	17

	(f)	No Participation or Solicitation of Competing Transaction	17

	(g)	Completion of Non-assignable Agreements	17

	(h)	Royalty Payments	17

7.	Post-Closing Covenants		18

	(a)	General	18

	(b)	Litigation Support	18

	(c)	Confidentiality	18

	(d)	Transfer of Assets	19

8.	Remedies for Breaches of this Agreement		20

	(a)	Survival of Representations and Warranties	20

	(b)	Indemnification Provisions for Benefit of Buyer and Sellers	20

	(c)	Matters Involving Third Parties	21

	(d)	Characterization of Payments	22

	(e)	Limitations	22

	(f)	Exclusive	23

9.	Termination		23

	(a)	Termination of Agreement	23

	(b)	Effect of Termination	23

10.	Miscellaneous		23

	(a)	Press Releases and Public Announcements	23

	(b)	No Third-Party Beneficiaries	23

	(c)	Entire Agreement	23

	(d)	Succession and Assignment	23

	(e)	Counterparts	24

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(f)	Headings	24

(g)	Notices	24

(h)	Governing Law; Jurisdiction	25

(i)	Amendments and Waivers	25

(j)	Severability	25

(k)	Expenses	25

(l)	Construction	25

(m)	Incorporation of Exhibits and Schedules	26

(n)	Specific Performance	26

(o)	Waiver of Trial By Jury	26

(p)	Transfer Taxes	26

Exhibit A	Allocation of the Purchase Price
Exhibit B	Bill of Sale
Exhibit C	Assignment and Assumption of Acquired Contracts
Exhibit D	Intellectual Property Transfer Documents
Exhibit E	Non-Competition Agreement
Exhibit F	Form of Opinion of Seller’s Counsel
Exhibit G	Form of Opinion of Buyer’s Counsel
Disclosure Schedule	Exceptions to Representations and Warranties of Seller

iii

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is entered into as of June 2, 2009, by and between Merit Medical Systems, Inc., a Utah corporation (“Buyer”) and Hatch Medical, L.L.C., a Georgia limited liability company (“Seller”).  Buyer and Seller are referred to collectively herein as the “Parties” and individually as a “Party.”

RECITALS

A.                                   Seller owns the intellectual property and other assets related to a certain medical device described as a “Foreign Body Retrieval System” and known as the EnSnare® device (the “Device”).

B.                                     Seller desires to sell the Device and other assets related thereto to Buyer, and Buyer desires to purchase such assets from Seller, in exchange for the consideration set forth herein, all upon the terms and subject to the conditions of this Agreement.

C.                                     Seller and Buyer are willing to make certain representations, warranties, covenants and agreements in connection with such sale and purchase.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

1.                                      Definitions.  For purposes of this Agreement, the following terms have the meanings set forth below:

“Acquired Assets” means each of the following, as of the Closing Date (a) all Acquired Intellectual Property; (b) the EnSnare In-Vivo Evaluation — Final Report dated May 1, 2002 (the “Animal Study”); (c) plans, drawings and specifications, and all books, records and files, related to the Acquired Intellectual Property which Seller either owns or both possesses and has the right to assign to Buyer, Seller; (d) to the extent in the possession of Seller, any vendor and supplier lists related to the Device; (e) all goodwill of Seller related exclusively to the Acquired Assets; (f) the Acquired Contracts; (g) all tangible and intangible property received by Seller from Angiotech (as defined in the definition of License Agreement), which Seller either owns or both possesses and has the right to assign to Buyer, whether pursuant to the terms of the License Agreement or otherwise related to the Device, at any time before or after the Closing (and if received after Closing, to be delivered to Buyer promptly following Seller’s receipt thereof); and (h) any plans, drawings and specifications, and all books, records and files, related to the Neuro line extension or the clot capturing line extension which Seller either owns or both possesses and has the right to assign to Buyer.

“Acquired Contracts” means the contracts, leases, licenses and other agreements or arrangements of Seller related exclusively to the Device which are listed on Schedule 1(a) attached hereto.

“Acquisition Proposal” shall mean any proposal or offer made by any Person other than the Buyer or any Affiliate thereof to acquire, license, distribute, market, manufacture, lease or transfer all or any part of, the Device or any of the Acquired Assets (or any of Seller’s interest in the Device or any of the Acquired Assets), or to enter into a transaction outside of the Ordinary Course of Business affecting the Device or any of the Acquired Assets.

“Adverse Consequences” means all damages, dues, penalties, fines, costs, amounts paid in settlement, obligations, taxes, Encumbrances, losses or fees, together with all reasonable expenses and fees, including without limitation court costs and attorneys’ fees and expenses, arising out of any actions, suits, proceedings, hearings, official inquiries, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees or rulings.

“Acquired Intellectual Property” means the following Intellectual Property:

(a)                                  all inventions (whether patentable or unpatentable, whether or not reduced to practice, and whether or not the subject of any patent applications) and any additions and improvements thereto which Seller either owns or both possesses and has the right to assign to Buyer, comprising or related to the Device and necessary in the manufacture or distribution of the Device;

(b)                                 all patents, patent rights, patent disclosures, utility models, certificates of invention, statutory invention registrations, and applications for any of the foregoing, together with any reissuances, continuations, continuations in part, revisions, extensions, divisions, renewals, or reexaminations of any of the foregoing, all as listed on Section 3(g)(iii) of the Disclosure Schedule (each a “Patent”);

(c)                                  all trademarks, service marks, trade dress, logos, trade names listed on Section 3(g)(iii) of the Disclosure Schedule, together with any translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and any applications, registrations, and renewals in connection therewith (each, a “Trademark”);

(d)                                 all works of authorship which Seller either owns or both possesses and has the right to assign to Buyer listed on Section 3(g)(iii) of the Disclosure Schedule in whatever form or medium, any copyrights therein (whether registered or unregistered), and any applications, registrations, and renewals relating thereto (each, a “Copyright”);

(e)                                  all trade secrets and Confidential Information which Seller either owns or both possesses and has the right to assign to Buyer related to the Device and necessary or desirable in the manufacture or distribution of the Device, including but not limited to ideas, research and development, know-how, formulas, processes, protocol, compositions, manufacturing and production processes and techniques, procedures, devices, technical data, designs, drawings, specifications and supplier lists;

(f)                                    all other proprietary rights in information and technology which Seller either owns or both possesses and has the right to assign to Buyer related to the Device and necessary in the manufacture or distribution of the Device, including without limitation the Animal Study;

(g)                                 all copies and tangible embodiments of any of the foregoing in whatever form or medium;

(h)                                 all legal and equitable remedies for past, present, and future infringements, misappropriations, misuses, dilutions, and other violations of any of the foregoing, subject to the rights of Angiotech under the License Agreement;

(i)                                     all other Intellectual Property related to the Neuro line extension or the clot capturing line extension which Seller either owns or both possesses and has the right to assign to Buyer; and

(j)                                     all rights, title, and interests in and to any of the foregoing provided by any treaty, statute, convention, common law, regulation, or any other Law.

“Affiliate” has the meaning set forth in Rule 12b-2 of Regulation 12B promulgated under the Securities Exchange Act.

“Assumed Liabilities” shall have the meaning set forth in Section 2(b)(i) below.

“Closing” has the meaning set forth in Section 2(f) below.

“Closing Date” has the meaning set forth in Section 2(f) below.

“Confidential Information” means any information regarding the business and affairs of Seller or Buyer that is not generally available to the public on the date hereto.  Information that may be included in Confidential Information includes, but is not limited to, matters of a technical nature (including Intellectual Property, know-how, computer programs, software, patented and unpatented technology, source-code, accounting methods, and documentation), matters of a business nature (such as information regarding contract forms, costs, profits, employees, promotional methods, markets, market or marketing plans, sales, and client accounts), plans for further development, and any other information meeting the definition of Confidential Information set forth above.

“Disclosure Schedule” has the meaning set forth in Section 3 below.

“Encumbrance” shall mean any mortgage, pledge, assessment, security interest, deed of trust, lease, lien, adverse claim, levy, charge or other encumbrance of any kind, or any conditional sale or title retention agreement or other agreement to give any of the foregoing in the future.

“Excluded Liabilities” shall have the meaning set forth in Section 2(b)(ii) below.

“Governmental Authority” means any government, state, commonwealth or any subdivision thereof, whether domestic, foreign or multinational, or any agency, authority, bureau, commission, department or similar body or instrumentality thereof, or any governmental court or tribunal, and any self-regulatory agency, industry group or other governing body or authority.

“Indemnified Party” has the meaning set forth in Section 8(c) below.

“Indemnifying Party” has the meaning set forth in Section 8(c) below.

“Intellectual Property” means  (a) inventions (whether patentable or unpatentable, whether or not reduced to practice, and whether or not the subject of any patent applications) and any additions and improvements thereto; (b) patents, patent rights, patent disclosures, utility models, certificates of invention, statutory invention registrations, and applications for any of the foregoing, together with any reissuances, continuations, continuations in part, revisions, extensions, divisions, renewals, or reexaminations of any of the foregoing (each a “Patent”), (c) trademarks, service marks, trade dress, logos, trade names, Internet domain names and URLs, and corporate names, together with any translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and any applications, registrations, and renewals in connection therewith (each, a “Trademark”); (d) works of authorship in whatever form or medium, any copyrights therein (whether registered or unregistered), and any applications, registrations, and renewals relating thereto (each, a “Copyright”); (e) trade secrets and Confidential Information, including but not limited to ideas, research and development, know-how, formulas, processes, protocol, compositions, manufacturing and production processes and techniques, sterilization processes and validation information, procedures, devices, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals; (f) mask works; (g) any other proprietary rights in information and technology, including without limitation any pre-clinical and clinical data and information; (h) copies and tangible embodiments of any of the foregoing in whatever form or medium; (i) legal and equitable remedies for past, present, and future infringements, misappropriations, misuses, dilutions, and other violations of any of the foregoing; and (j) rights, title, and interests in and to any of the foregoing provided by any treaty, statute, convention, common law, regulation, or any other Law.

“Laws” means all federal, state, municipal, foreign, and international laws, rules, regulations, codes, statutes, constitutions, ordinances, directives, treaties, proclamations, conventions, and orders, and all judicial, quasi-judicial and administrative and other official interpretations of any of the foregoing.

“Liability” means any liability, obligation, debt, demand, claim, expense or commitment (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).

“License Agreement” means that certain License Agreement, dated October 2, 2001 and as amended by that certain Amendment to License Agreement dated December 17, 2004, between Seller and Angiotech Pharmaceuticals, Inc., as successor or assignee to Medical Device Technologies, Inc. (“Angiotech”).

“Material Adverse Effect” means an effect or effects which, individually or in the aggregate, (i) with respect to Seller, materially affects the Seller’s ability to consummate the Transactions, or could reasonably have an adverse economic effect on the Acquired Assets or Device of $100,000 or more, or (ii) with respect to Buyer, an effect or effects which, individually or in the aggregate, materially affects Buyer’s ability to consummate the Transactions.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity, frequency and price).

“Person” means an individual, a partnership, a limited liability company, limited partnership, a limited liability partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Authority.

“Purchase Price” has the meaning set forth in Section 2(c) below.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Seller’s knowledge” is applicable to certain of those warranties and representations set forth in Section 3 of this Agreement or other provisions elsewhere in this Agreement, which are subject to the qualification “to Seller’s knowledge” or “to the knowledge of Seller,” or otherwise limited to matters “known” to Seller.  Seller will be deemed to have “knowledge” of a matter relating to Seller, the Device or the Acquired Assets if an executive officer of Seller had knowledge of such matter or would have acquired such knowledge had he or she inquired at or prior to that time as to such subject matter to those of Seller’s employees that would be expected to have knowledge of such subject matter in the course of performing their duties for Seller.  Seller will be deemed to have “knowledge” of a matter relating to a third party only if an executive officer of Seller had actual knowledge of such matter (except as otherwise set forth above in this definition).

“Third Party Claim” has the meaning set forth in Section 8(c)(i) below.

“Transaction Documents” means this Agreement and the agreements, documents, schedules, letters or certificates attached hereto as an Exhibit or delivered pursuant to this Agreement or in connection with the Transactions.

“Transactions” means the transactions provided for or contemplated by this Agreement and the other Transaction Documents.

2.                                      Basic Transactions.

(a)                                  Transactions.  On and subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Seller, and Seller agrees to sell, transfer, convey, assign and deliver to Buyer, title to and ownership of, all of the Acquired Assets at the Closing, for the consideration specified below in this Section 2.  Title to the Acquired Assets shall pass to Buyer at the Closing, and risk of loss shall pass to Buyer upon receipt by Buyer of the Acquired Assets.  The Parties intend for all of the Acquired Assets to be transferred to Buyer, whether owned by Seller, an Affiliate of Seller or otherwise, and Seller agrees to cause all of the Acquired Assets to be sold, transferred, conveyed, assigned and delivered to Buyer in accordance with the terms of this Agreement.  The parties acknowledge and agree that the Acquired Assets do not include the assets described on Schedule 2(a) (the “Excluded Assets”).

(b)                                 Assumption/Exclusion of Liabilities.

(i)                                     Assumed Liabilities.  Subject to the conditions specified in this Agreement, on the Closing Date, Buyer will assume and agree to pay, defend, discharge and perform as and when due only the liabilities and obligations under the Acquired Contracts (“Assumed Liabilities”) arising or accruing only after the Closing Date, but only to the extent that Seller’s rights and benefits under such Acquired Contracts are validly assigned to Buyer pursuant to this Agreement.  Buyer shall also be solely responsible for, and shall pay and perform, all obligations and liabilities resulting from or arising out of the ownership or use of the Acquired Assets solely after the Closing Date (“Post-Closing Liabilities”).

(ii)                                  Excluded Liabilities.  Notwithstanding anything to the contrary contained in this Agreement, Buyer will not assume or be liable for, and will have no responsibility related to, any Liabilities of Seller of any kind or nature, other than the Assumed Liabilities (all such Liabilities collectively, the “Excluded Liabilities”).  Seller retains sole liability for all Excluded Liabilities.

(c)                                  Consideration Provided by Buyer for the Acquired Assets.  Subject to the terms and conditions of this Agreement, including, without limitation, the provisions of Section 2(d) below, as total consideration for the Acquired Assets, Buyer shall pay Seller an aggregate of Twenty-One Million Dollars ($21,000,000) (the “Purchase Price”), as follows:

(i)                                     (A)  Buyer shall deliver to Seller at the Closing, by wire transfer in accordance with Seller’s wiring instructions, Fourteen Million Dollars ($14,000,000) less the escrowed amounts held pursuant to the Escrow Agreement among Buyer, Seller and Zions First National Bank, as escrow agent (“Zions”), and (B) Zions shall deliver to Seller at Closing, by wire transfer in accordance with Seller’s wiring instructions, all escrowed amounts held pursuant to such Escrow Agreement; and

(ii)                                  Buyer shall pay to Seller Seven Million Dollars ($7,000,000) upon the later of the following: (A) three (3) business days after the date upon which Buyer has completed manufacturing of the first unit of the Device for commercial sale (with respect to which Buyer shall use all commercially reasonable efforts in good faith to complete all matters necessary to be in a position to perform such manufacturing as soon as possible after the date set forth in the following clause (B)), or (B) the earlier of December 31, 2009 or the date upon which all third-party contractual rights (including, without limitation, under the License Agreement) with respect to manufacturing, marketing and distributing of the Device have finally expired or terminated.

(d)                                 Allocation of Purchase Price.  The Purchase Price shall be allocated among the Acquired Assets as set forth on Exhibit A attached hereto and made a part hereof.  Buyer will allocate the Purchase Price among the Acquired Assets in a reasonable manner in accordance with Section 1060 of the Internal Revenue Code and the regulations thereunder, based on the relative fair market values of the Acquired Assets, which Buyer shall complete and deliver to Seller within 90 days following the Closing.  In the event that Seller reasonably disagrees with the proposed allocation, the Parties will work and negotiate in good faith to resolve any disputes and finalize such allocation as soon as possible thereafter.  Buyer and Seller will file all of their tax returns consistent with the foregoing allocation and will not take any position inconsistent with such allocation on any tax return or in any tax audit or tax-related proceeding.

(e)                                  The Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of the Buyer, commencing at 10:00 a.m. local time on the second business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the Transactions (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date, time and place as Buyer and Seller may mutually determine (the “Closing Date”).  The Parties shall use commercially reasonable efforts to cause the Closing to occur within five (5) business days from the date hereof.

(f)                                    Deliveries at the Closing.  At the Closing, (i) Seller will deliver to Buyer (or cause its Affiliates to deliver to Buyer) the various certificates, instruments, and documents referred to in Section 5(a) below; (ii) Buyer will deliver to Seller the various certificates, instruments, and documents referred to in Section 5(b) below; and (iii) Buyer will deliver to Seller the consideration specified in Section 2(c)(i) above.  The Parties also acknowledge the obligations and matters set forth in Section 7 of this Agreement.

3.                                      Representations and Warranties of Seller.  Except as otherwise set forth in the disclosure schedule delivered by Seller to Buyer on the date hereof (the “Disclosure Schedule”), Seller represents and warrants to Buyer on the date hereof and on the Closing Date (as though made on the Closing Date and as though the Closing Date were substituted for the date of this Agreement throughout this Section 3) as follows:

(a)                                  Organization of Seller.  Seller is a limited liability company duly organized, validly existing and in good standing under the laws of Georgia.  Seller has full limited liability company power and authority to carry on the business in which it is engaged, and to own and use the properties owned and used by it.

(b)                                 Authorization of Transaction.  Seller has full limited liability company power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder.  The execution, delivery and performance of this Agreement and the Transaction Documents by Seller and the consummation of the Transactions have been duly and validly authorized by all necessary limited liability company action on the part of Seller and no other proceedings on the part of Seller are necessary to authorize this Agreement or any of the Transaction Documents or to consummate any of the Transactions.  This Agreement and the other Transaction Documents to which Seller is a party, assuming the due authorization, execution and delivery hereof and thereof by Buyer hereto and thereto, constitute the valid and legally binding obligations of

Seller, as applicable, enforceable against Seller in accordance with their terms and conditions, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting or relating to the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.

(c)                                  Non-contravention.  Neither the execution and delivery of this Agreement nor any of the other Transaction Documents to which Seller is a party, nor the consummation of the Transactions, will (i) violate any Law or other restriction of any Governmental Authority to which Seller is subject or any provision of the articles of organization or operating agreement (or any other governance document) of Seller or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Seller is a party or by which it is bound or to which any of the Acquired Assets is subject (or result in the imposition of any Encumbrance upon any of the Acquired Assets), or (iii) require Seller to obtain or make any waiver, consent, action, approval or authorization of, or registration, declaration, notice or filing with, any Governmental Authority or private non-governmental third-party.  Section 3(c) of the Disclosure Schedule sets forth each consent required from a third party (including any Governmental Authority) in order for Seller to consummate the Transactions (including to sell and assign the Acquired Assets to Buyer free and clear of any Encumbrance) or where such consent is required by the terms of an Assumed Contract or other Acquired Assets.

(d)                                 Title to Assets; Sufficiency of Assets.  Seller owns, and has good and marketable title to, all of the Acquired Assets, free and clear of any Encumbrance or other restriction on transfer, other than the Assumed Liabilities.  At the Closing, Seller will convey to Buyer good and marketable title to all of the Acquired Assets, free and clear of any Encumbrance or other restriction on transfer.  The Acquired Assets include all assets and rights necessary (other than regulatory approvals) for Buyer to build equipment to manufacture the Device, and, following such building, to then sell, distribute and market the Device commercially and exercise all rights of ownership of the Device (following expiration of Angiotech’s rights under Section 13(c) of the License Agreement).  Following the Closing, but subject to Angiotech’s rights under Section 13(c) of the License Agreement, Buyer will own and possess all rights necessary (other than regulatory approvals) to commercially manufacture, sell, distribute, market and license the Device.

(e)                                  No Adverse Change.  Except as set forth on Section 3(e) of the Disclosure Schedule, since January 1, 2008, there has not been any Material Adverse Effect on the business, financial condition, operations, results of operations, or future prospects of Seller with respect to the business of the Device or the Acquired Assets.  Without limiting the generality of the foregoing, since that date, with respect to the Device:

(i)                                     Seller has not sold, leased, transferred, or assigned any of the Acquired Assets;

(ii)                                  Seller has not granted any license or sublicense or any rights under or with respect to any Acquired Intellectual Property;

(iii)                               Seller has not committed to any of the foregoing; and

(iv)                              Seller has not experienced any damage, destruction, or loss (whether or not covered by insurance) to its tangible Acquired Assets.

(f)                                    Legal Compliance.  Seller and each of its predecessors and Affiliates has complied with all applicable Laws of any Governmental Authority related to the Acquired Assets, except for violations which, in the aggregate, could not reasonably be expected to have a Material Adverse Effect.  Seller has not received any written notice or other communication from any Governmental Authority regarding any actual or potential violation of, or failure to comply with, any applicable Laws, as the same related to the Acquired Assets, and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against Seller or any of its predecessors or Affiliates alleging any failure to so comply.

(g)                                 Intellectual Property.

(i)                                     Seller owns all Acquired Intellectual Property, subject to the rights licensed under the License Agreement.  Seller has taken all necessary action to maintain and protect its rights in each item of Acquired Intellectual Property, and the confidentiality of each such item, except where a failure to do so would not have a Material Adverse Effect.  Seller has no knowledge of any information, materials, facts or circumstances, including any information or fact that would constitute prior art, that would render any Acquired Intellectual Property invalid or unenforceable.

(ii)                                  The Device, as it has previously been or is currently being manufactured and sold, does not infringe upon, misappropriate, misuse, dilute or otherwise violate any Intellectual Property rights of any Person; the creation and development of the Device did not infringe upon, misappropriate, misuse, dilute or otherwise violate any Intellectual Property right of any Person; and none of the officers or directors (or employees with responsibility for Intellectual Property matters) of Seller has ever received, or has knowledge of, any charge, complaint, claim, allegation, demand, or notice, whether directed to Seller, MD Tech, or to any MD Tech subcontractor, sublicensee, subdistributor, or retailer, alleging any such infringement, misappropriation, misuse, dilution or other violation of any Person’s Intellectual Property (including any claim that Seller, MD Tech, or any MD Tech subcontractor, sublicensee, subdistributor, or retailer must license or refrain from using any Intellectual Property of any Person). None of the Acquired Intellectual Property infringes upon, misappropriates, misuses, dilutes, or otherwise violates any Intellectual Property rights of any Person.  The Seller has no knowledge that any Person is infringing upon, misappropriating, misusing, diluting, or otherwise violating any Acquired Intellectual Property.  Except for the Excluded Assets, the Acquired Intellectual Property includes all Intellectual Property necessary to manufacture, sell or license, distribute, or market the Device in the manner that the Device is currently being manufactured, sold or licensed, distributed, or marketed commercially.

(iii)                               Section 3(g)(iii) of the Disclosure Schedule identifies each Patent, Copyright registration, Trademark registration and other certificate and registration that has been issued to Seller or any Affiliate of Seller or any other Person with respect to any of the Acquired Intellectual Property, identifies each pending application for a Patent, Copyright registration, Trademark registration, and other certificate and registration that Seller or any other Person has made with respect to any of the Acquired Intellectual Property, and identifies each license, sublicense, agreement, and other permission which Seller has granted to any Person with respect to any of the Acquired Intellectual Property (together with any exceptions).  Seller has delivered to Buyer correct and complete copies of all such Patents, Copyright registrations, Trademark registrations, other certificates, registrations, applications, licenses, sublicenses, agreements, and permissions (as amended to date) and has made available to Buyer correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item.  With respect to each item of Intellectual Property required to be identified in Section 3(g)(iii) of the Disclosure Schedule:

(A)                              Seller possesses all right, title, and interest in and to the item, free and clear of any Encumbrance, license, other restriction, or viable claims of ownership by any Person, except for such licenses, agreements, and other permissions that Seller has granted to any Person with respect to such item and that also are identified in Section 3(g)(iii) of the Disclosure Schedule;

(B)                                the item is not subject to any binding outstanding injunction, judgment, order, decree, or other ruling of any Governmental Authority of competent jurisdiction;

(C)                                the item was validly acquired under applicable Laws and remains valid, enforceable, and subsisting;

(D)                               no action, suit, proceeding, hearing, investigation, charge, complaint, claim, allegation or demand has been initiated is pending or, to Seller’s best knowledge, is threatened that challenges the legality, validity, enforceability, use, or ownership of the item;

(E)                                 Seller has no agreement or obligation to indemnify any Person for or against any infringement, misappropriation, misuse, dilution, or other violation with respect to the item, except for agreements entered into with suppliers or customers in the Ordinary Course of Business; and

(F)                                 Seller has not committed any act or omission that would result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of the item, and no information, facts or circumstances would otherwise render the item invalid or unenforceable.

(iv)                              Section 3(g)(iv) of the Disclosure Schedule identifies each item of Acquired Intellectual Property that any Person owns and that Seller uses pursuant to license, sublicense, agreement, or permission (other than off-the-shelf software with a purchase or license price of less than $10,000).  Seller has delivered to Buyer correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).  With respect to each item of Acquired Intellectual Property required to be identified in Section 3(g)(iv) of the Disclosure Schedule:

(A)                              the license, sublicense, agreement, or permission covering the item is legal, valid, binding, enforceable, and in full force and effect;

(B)                                the consummation of the Transactions and the Parties’ performance as required under the Transaction Documents will not affect the respective license’s, sublicense’s, agreement’s, or permission’s legality, validity, binding nature, enforceability, or existence, and the same shall remain in full force and effect on identical terms once assigned to Buyer;

(C)                                the Seller is not in breach or default of, and to the best knowledge of the Seller no other party is in breach or default of, any license, sublicense, agreement, or permission, and no event has occurred, relating to Seller or to Seller’s knowledge related to a third party, that with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder;

(D)                               the Seller has no knowledge that any party to a license, sublicense, agreement, or permission has informed any other party thereto that it repudiates any provision thereof;

(E)                                 with respect to each sublicense, the representations and warranties set forth in subsections (A) through (D) above are true and correct with respect to the underlying license;

(F)                                 the underlying item of Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, or other ruling of any Governmental Authority of competent jurisdiction;

(G)                                no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand has been initiated to which Seller is a party, is pending, or is threatened against Seller that challenges the legality, validity, enforceability, use or ownership of the underlying item of Acquired Intellectual Property; to Seller’s knowledge, no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand has been initiated, or is pending or has been threatened against any third party that challenges the legality, validity, enforceability, use or ownership of the underlying item of Acquired Intellectual Property;

(H)                               Seller has not granted any sublicense or similar right with respect to such license, sublicense, agreement, or permission; and

(I)                                    No information, facts, or circumstances exist that would render the underlying item of Intellectual Property invalid or unenforceable.

(v)                                 Except as set forth on Section 3(g)(v) of the Disclosure Schedule, all of the employees of Seller have entered into invention assignment and confidentiality agreements under which such employees have assigned to Seller all of their right, title and interest in and to Intellectual Property related to the Acquired Intellectual Property and agreed not to use or disclose, other than for the benefit of Seller or its successors or assigns, any Confidential Information of Seller that is included in the Acquired Intellectual Property.  Except as set forth on Section 3(g)(v) of the Disclosure Schedule, all independent contractors and consultants of Seller who participated in the conception, creation, reduction to practice, or other development of any Acquired Intellectual Property has entered into invention assignment and confidentiality agreements under which such contractors and consultants have assigned to Seller all of their right, title and interest in and to Intellectual Property related to the Acquired Intellectual Property and have agreed not to use or disclose, other than for the benefit of Seller or its successors or assigns, any Confidential Information of Seller that is included in the Acquired Intellectual Property.  To Seller’s knowledge, no such employee, independent contractor or consultant has breached any of the provisions of any such agreement.

(vi)                              Seller has undertaken its best efforts to protect and enforce its rights in all Acquired Intellectual Property and, to Seller’s knowledge, MD Tech has undertaken its best efforts to protect and enforce the Patents that are the subject of the License Agreement.

(vii)                           Except as set forth on Section 3(g)(vii) of the Disclosure Schedule, no filing, response, or payment must be made, within ninety (90) days after the Closing Date, for Seller to perfect, prosecute, protect, maintain, or renew its rights in or to any item of Acquired Intellectual Property.

(viii)                        Notwithstanding the foregoing, the parties agree that representations and warranties contained in this Section 3(g) shall not apply to the Intellectual Property related to the Neuro line extension or the clot capturing line extension.

(h)                                 Environmental, Health, and Safety Matters.  Seller and its predecessors and Affiliates have complied with all applicable environmental, health, and safety Laws the failure of which to comply with would have an adverse effect on the Acquired Assets or which could create any Encumbrance on the Acquired Assets.  Without limiting the generality of the foregoing, Seller and its predecessors and Affiliates has obtained and complied with all permits, certificates, licenses, filings, approvals and other authorizations of any Governmental Authority that are required pursuant to any applicable environmental, health, and safety Laws for the operation of the Device business of Seller.

(i)                                     Contracts.

(i)                                     Section 3(i) of the Disclosure Schedule lists the following contracts and other agreements related to the Acquired Assets to which Seller is a party and which are being assigned to Buyer as part of the Transactions or which would restrict, affect or impair, in any way, Buyer’s ability to own, use, manufacture, produce, distribute or sell the Device following the Closing:

(A)                              any agreement (or group of related agreements) for the lease of personal property to or from any Person that involves consideration in excess of $10,000;

(B)                                any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one year or involve consideration in excess of $10,000;

(C)                                any agreement concerning a partnership or joint venture;

(D)                               any agreement concerning confidentiality or imposing any material restriction on the right of Seller to compete with any other Person which affects the Device;

(E)                                 any agreement between Seller and its Affiliates related to the Device;

(F)                                 any supply or vendor agreement under which Seller receives any services, goods, or other items the performance of which involves consideration in excess of $10,000 related to the Device;

(G)                                any agreement under which the consequences of a default or termination could have a Material Adverse Effect related to the Device; and

(H)                               any agreement affecting the Acquired Intellectual Property.

(ii)                                  Seller has delivered to Buyer a correct and complete copy of each written agreement listed in Section 3(i) of the Disclosure Schedule (as amended to date).  Except as described in subsection (iii) below, with respect to each such agreement: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect; (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms (other than the assignment of Seller’s rights and obligations to the Buyer) following the consummation of the Transactions; and (C) none of Seller nor, to Seller’s knowledge, the other party or parties to the agreement are in breach or default, no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement and Seller does not have the present expectation or intention of not fully performing all its respective obligations under each such agreement prior to Closing.  Where consent is required to the assignment of such contract to Buyer, the Seller has obtained such consent in writing and will deliver a copy of such consent to Buyer prior to Closing as further provided in Section 5(a)(iv) herein.  No agreement or contract that is material to the continued use of the Acquired Assets after the Closing Date is not included in the Acquired Contracts.

(iii)                               With respect to the License Agreement, Seller represents and warrants that (A) the License Agreement, as it has been delivered by Seller to Buyer, is the true, correct and complete copy thereof; (B) Angiotech failed to make the necessary payments under Section 4 of the License Agreement, triggering Seller’s rights to terminate the License Agreement; (C) Seller thereafter properly terminated the License Agreement according to Section 4(d) thereof, which termination is effective as of July 4, 2009, pursuant to the terms of the License Agreement; (D) subject to the rights set forth in Section 13(c) of the License Agreement, all rights of Angiotech will terminate and expire on July 4, 2009; (E) the rights of Angiotech set forth in Section 13(c) of the License Agreement will terminate and expire by no later than December 31, 2009, at which time Angiotech will have no further rights whatsoever under the License Agreement or with respect to the Device or the Acquired Assets, and Buyer will have all rights of ownership of the Acquired Assets and the Device, including relating to the manufacture, sale, distribution and marketing of the Device; (F) Angiotech has either validly waived its right of first refusal under the terms of the License Agreement, or such right of first refusal has expired or terminated without exercise under the terms of the License Agreement; and (G) except as set forth in this subsection (iii), to Seller’s knowledge there has been no default by Angiotech, and to Seller’s knowledge no events have occurred and no facts exist that could give rise to such a default, under the License Agreement.

(j)                                     Litigation.  Except as otherwise set forth on Section 3(j) of the Disclosure Schedule, there is no litigation or governmental proceeding or investigation pending or, to Seller’s knowledge, threatened against or affecting any of the Device or the Acquired Assets, or to Seller’s knowledge Angiotech or any Affiliate thereof related to the Device or any Acquired Assets, nor to Seller’s knowledge has there occurred any event or does there exist any condition on the basis of which any such litigation, proceeding or investigation might properly be instituted against Seller, or Angiotech or any Affiliate thereof, related to the Device or the Acquired Assets.  Seller is not, and to Seller’s knowledge none of Angiotech or any Affiliate thereof is, in default with respect to any order, writ, injunction, decree, ruling or decision of any court, commission, board or other Governmental Authority related to the Acquired Assets.  There are no actions, suits, claims, investigations or proceedings pending or, to Seller’s knowledge, threatened, against Seller or to Seller’s knowledge Angiotech or any Affiliate thereof related to the Acquired Assets that would reasonably be expected to result, either in any individual case or in the aggregate, in a Material Adverse Effect or affect the rights of Buyer in the Acquired Assets or the ability of Buyer to manufacture, distribute, sell or otherwise dispose of the Device.  The foregoing sentences include, without limiting their generality, actions pending or, to Seller’s knowledge, threatened against Seller involving the employment (prior or present) of any of Seller’s officers’ or employees’ use of any information or techniques related to the Acquired Assets allegedly proprietary to such officer or employee.

(k)                                  Product Warranty.  Except as set forth on Section 3(k) of the Disclosure Schedule, to Seller’s knowledge, the Device has been manufactured, sold and delivered in conformity with all applicable Laws of all Governmental Authorities, contractual commitments and all warranties to which such products are subject.  Seller has no knowledge of any product failure, recall, or injury-causing event relating to the Device, whether related to Seller or Angiotech or any of its Affiliates.

(l)                                     Product Liability.  Seller does not have any Liability (and, to Seller’s knowledge, there is no basis for any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against Seller or its Affiliates or Angiotech or its Affiliates giving rise to any Liability) arising out of any injury to individuals as a result of such individuals’ use of any Device manufactured, sold or delivered.

(m)                               Customers and Suppliers. To Seller’s knowledge, during the twelve (12) month period ending on the date hereof, there has not been any material interruption in the provision of the Device to customers.

(n)                                 Pre-Closing Representations.  Except as described in Section 3(i)(iii), since January 1, 2008, Seller has not engaged in any practice, taken any action, or entered into any transaction outside the Ordinary Course of Business with respect to the licensing of the Device.

(o)                                 Broker Fees.  Seller has no Liability or obligation to pay any fees or commissions to any broker, finder, agent or investment banker with respect to the Transactions.

(p)                                 Disclaimer.  EXCEPT TO THE EXTENT OF SELLER’S EXPRESS REPRESENTATIONS, WARRANTIES, COVENANTS AND STATEMENTS CONTAINED HEREIN, SELLER SHALL SELL AND CONVEY TO BUYER, AND BUYER SHALL ACCEPT, THE ACQUIRED ASSETS “AS IS”, “WHERE IS”, AND WITH ALL FAULTS, AND SELLER MAKES NO OTHER WARRANTIES, REPRESENTATIONS, COVENANTS OR STATEMENTS REGARDING THE ACQUIRED ASSETS, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY WARRANTY OF SUITABILITY OR FITNESS OF ANY OF THE ACQUIRED ASSETS FOR ANY PURPOSE.

4.                                      Representations and Warranties of Buyer.  Buyer represents and warrants to Seller as follows:

(a)                                  Organization of Buyer.  Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Utah.

(b)                                 Authorization of Transaction.  Buyer has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder.  This Agreement and the other Transaction Documents to which Buyer is a party, assuming the due authorization, execution and delivery hereof and thereof by Seller and any other parties hereto and thereto, constitute the valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with their terms and conditions, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting or relating to the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.

(c)                                  Noncontravention.  Neither the execution and the delivery of this Agreement or the other Transaction Documents to which Buyer is a party, nor the consummation of the transactions contemplated hereby and thereby, will (i) violate any Law or other restriction of any Governmental Authority to which Buyer is subject or any provision of its charter or bylaws (or any other governance document) or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject.

(d)                                 Brokers’ Fees.  Buyer has no Liability or obligation to pay any fees or commissions to any broker, finder, agent or investment banker with respect to the Transactions.

(e)                                  Financial Status.  Buyer has the financial resources and ability to satisfy its financial obligations under this Agreement and to discharge all Assumed Liabilities in accordance with Buyer’s obligations in connection therewith.

5.                                      Conditions to Closing.

(a)                                  Conditions to Obligation of Buyer.  Buyer’s obligation to consummate the Transactions in connection with the Closing is subject to satisfaction of the following conditions:

(i)                                     the representations and warranties set forth in Section 3 above shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material” or contain terms such as “Material

Adverse Effect,” in which case such representations and warranties (as so written, including the term “material” or “Material Adverse Effect,” as applicable) shall be true and correct in all respects at and as of the Closing Date;

(ii)                                  Seller shall have performed and complied in all material respects with all of its covenants hereunder that are to be performed prior to Closing, except to the extent that such covenants are qualified by the term “material,” or contain terms such as “Material Adverse Effect,” in which case Seller shall have performed and complied with all of such covenants (as so written, including the term “material” or “Material Adverse Effect,” as applicable) in all respects through the Closing;

(iii)                               Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to Seller, the Acquired Assets or Device (as set forth in the definition of Material Adverse Effect) that shall not have been cured prior to the Closing Date;

(iv)                              Seller shall have received any required authorizations, consents, and approvals referred to in Section 3(c) and Section 3(i)(ii) above, and Seller, at the Closing, will deliver a copy of all such required consents to Buyer;

(v)                                 Seller shall deliver to Buyer a certificate executed by its President or Chief Executive Officer to the effect that each of the conditions specified above in Section 5(a)(i)-(iv) is satisfied in all respects;

(vi)                              no action, suit, or proceeding shall be pending or threatened before any court or Governmental Authority or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the Transactions, (B) cause any of the Transactions to be rescinded following their consummation, or (C) affect adversely the right of Buyer to own the Acquired Assets and exercise all rights of ownership related thereto (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect), and no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree, ruling or other legal restraint or prohibition (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the Transactions illegal or prohibiting consummation of the Transactions;

(vii)                           all regulatory approvals required to consummate the Transactions shall have been obtained and shall remain in full force and effect and any statutory waiting periods in respect thereof shall have expired or been terminated;

(viii)                        there shall have been no amendments, supplements or updates to Seller’s representations or warranties or the Disclosure Schedule delivered under Section 6(e), the aggregate effects of which could reasonably be expected to result in a Material Adverse Effect with respect to Seller, the Acquired Assets or Device (as set forth in the definition of Material Adverse Effect);

(ix)                                Seller, and the other parties thereto, other than Buyer, shall have executed and delivered at Closing, the

(A)                              the Bill of Sale attached hereto as Exhibit B (the “Bill of Sale”),

(B)                                the Assignment and Assumption of Acquired Contracts attached hereto as Exhibit C (the “Assignment of Contracts”),

(C)                                the Intellectual Property Transfer Documents attached hereto (including a general Assignment of Intellectual Property, Assignment of Patents and Patent Applications, Assignment of Trademarks and Trademark Applications, and Assignment of Copyright Registrations and Applications for Copyright Registrations) as Exhibit D;

(D)                               the Non-Compete Agreement with Seller attached hereto as Exhibit E (the “Seller Non-Compete Agreement”); and

(E)                                 all other documents and instruments of assignment necessary to transfer all Acquired Assets to Buyer;

(x)                                   All actions to be taken by Seller in connection with consummation of the Transactions and all certificates, opinions, instruments, and other documents required to effect the Transactions will be reasonably satisfactory in form and substance to Buyer;

(xi)                                Counsel to Seller shall have delivered a legal opinion to Buyer in the form attached hereto as Exhibit F.

Buyer may waive any condition specified in this Section 5(a) if it executes a writing so stating at or prior to the Closing.

(b)                                 Conditions to Obligation of Seller.  The obligation of Seller to consummate the Transactions in connection with the Closing is subject to satisfaction of the following conditions:

(i)                                     the representations and warranties set forth in Section 4 above shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material” or contain terms such as “Material Adverse Effect,” in which case such representations and warranties (as so written, including the term “material” or “Material Adverse Effect,” as applicable) shall be true and correct in all respects at and as of the Closing Date;

(ii)                                  Buyer shall have performed and complied in all material respects with all of its covenants hereunder that are to be performed prior to Closing, except to the extent that such covenants are qualified by the term “material,” or contain terms such as “Material Adverse Effect,” in which case Seller shall have performed and complied with all of such covenants (as so written, including the term “material” or “Material Adverse Effect”) in all respects through the Closing;

(iii)                               no action, suit, or proceeding shall be pending or threatened before any court or Governmental Authority or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the Transactions, (B) cause any of the Transactions to be rescinded following their consummation, or (C) affect adversely the right of Buyer to own the Acquired Assets (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect), and no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree, ruling or other legal restraint or prohibition (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the Transactions illegal or prohibiting consummation of the Transactions;

(iv)                              Buyer shall have executed and delivered the Assignment of Contracts;

(v)                                 all actions to be taken by Buyer in connection with the consummation of the Transactions and all certificates, instruments of assumption, opinions, instruments and other documents required to effect the Transactions will be reasonably satisfactory in form and substance to Seller;

(vi)                              Counsel to Buyer shall have delivered a legal opinion to Seller in the form attached hereto as Exhibit G; and

(vii)                           since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to Buyer (as set forth in the definition of Material Adverse Effect) that shall not have been cured prior to the Closing Date.

Seller may waive any condition specified in this Section 5(b) if it executes a writing so stating at or prior to the Closing.

6.                                      Pre-Closing Covenants.  Prior to the Closing Date or termination of this Agreement pursuant to Section 9:

(a)                                  General.  Each of the Parties will use all commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable in order to consummate and make effective the Transactions (including the satisfaction, but not waiver, of the conditions to Closing set forth in Section 5 above).  These efforts shall include the Parties cooperating with one another to obtain any necessary consents or authorizations from any private party or Governmental Authority necessary in connection with the transfer of the Acquired Assets from Seller to Buyer.

(b)                                 Notices and Consents.  Seller may give any notices to third parties, and shall use all commercially reasonable efforts to obtain any third party consents referred to in Section 3(c) above.

(c)                                  Operation of Business.  Seller will not engage in any practice, take any action or enter into any transaction outside the Ordinary Course of Business with respect to the Acquired Assets without the consent of Buyer.  Seller shall use reasonable commercial efforts to (A) maintain, enforce and protect all of Seller’s rights in the Acquired Intellectual Property in a manner consistent in all respects with past custom and practice, (B) maintain the books of account and records related to the Device in the usual, regular and ordinary manner, including as related to the License Agreement and royalties payable thereunder, and (C) maintain any insurance policies of Seller relating to the Device or the Acquired Assets in force as of the date hereof.  By way of amplification and not limitation, except as expressly contemplated by this Agreement or any of the Transaction Documents, and except as otherwise required in order to effect the Transactions, Seller shall not, between the date of this Agreement and the Closing, directly or indirectly do, or propose to do, any of the following without the prior written consent of Buyer (with respect to item (D) below, Buyer’s consent shall not be unreasonably withheld): (A) sell, dispose of or cause an Encumbrance upon, or authorize the sale, disposition or Encumbrance upon, of any portion of the Acquired Assets, (B) enter into any agreement that is reasonably likely to be materially adverse to the business of Seller as related to the Device business, (C) license, assign or otherwise transfer to any Person any rights to any Acquired Intellectual Property or fail to maintain, enforce, defend or protect any Acquired Intellectual Property, (D) settle any action, claim, dispute or suit with any third party or Governmental Authority relating to the Acquired Assets, the Transaction Documents or the Transactions, (E) take, commit to take, or fail to take any action that would make any representation or warranty of Seller in this Agreement inaccurate in any material respect at, or as of any time prior to, the Closing, or impair the ability of Seller or Buyer to consummate the Transactions in accordance with the terms hereof or delay such consummation, or (F) authorize or agree to take any of the foregoing actions prohibited under this Section 6(c).

(d)                                 Full Access.  Seller shall permit representatives of Buyer (including legal counsel and accountants) to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Seller, to all premises, assets, properties, personnel, books, records, agreements and documents of or pertaining to the Acquired Assets.

(e)                                  Notice of Developments.  Each Party shall give prompt written notice to the other Party of any development that would reasonably be expected to result in a Material Adverse Effect with respect to such Party.  Seller shall give prompt written notice to Buyer of any matter arising after the date hereof which would make any representation or warranty by Seller contained herein incorrect, which notice shall constitute a supplement to the Disclosure Schedule to the extent that such notice is labeled a supplement to the Disclosure Schedule at the time of delivery to the Buyer according to the notice provisions of this Agreement.

(f)                                    No Participation or Solicitation of Competing Transaction.  From the date of this Agreement until the Closing or, if earlier, the termination of this Agreement in accordance with its terms, Seller will not, and Seller (whether directly or indirectly through advisors, agents or other intermediaries) will cause its Affiliates, officers, directors, advisors, shareholders, representatives and other personnel and agents not to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) participate or engage in discussions or negotiations with, or disclose or provide any non-public information relating to the Acquired Assets or afford access to the properties, books or records of Seller related to the Acquired Assets to, any Person that has made an Acquisition Proposal or with or to any Person contemplating making an Acquisition Proposal, or (iii) enter into any agreement or arrangement providing for or relating to an Acquisition Proposal.  Seller shall immediately cease and cause to be terminated and shall cause its Affiliates and their respective officers, directors, employees, shareholders, managers, representatives and other personnel and agents, to terminate all existing discussions and negotiations that any such persons conducted heretofore with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal.

(g)                                 Completion of Non-assignable Agreements.  Seller shall use all commercially reasonable efforts to obtain any consent, approval or amendment required to negotiate and/or assign any contract or agreement included in the Acquired Assets or any other Acquired Asset to be assigned to Buyer hereunder, and Buyer shall use its commercially reasonable efforts to fulfill Seller’s obligations under such contracts.  Seller shall keep Buyer reasonably informed from time to time of the status of the foregoing and Buyer shall cooperate with Seller in this regard.  To the extent that the rights of Seller under any contract or agreement included in the Acquired Assets, or under any other Acquired Asset to be assigned to Buyer hereunder, may not be assigned without the consent of another Person which has not been obtained prior to Closing, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would be unlawful or would result in a breach of contract.  If any such consent has not been obtained or if any attempted assignment would be ineffective or would impair Buyer’s rights under the instrument in question so that Buyer would not acquire the benefit of all such rights, then Seller, to the maximum extent permitted by Law and the instrument, shall act as Buyer’s agent in order to obtain for Buyer the benefits thereunder and the Parties shall cooperate, to the maximum extent permitted by Law and the instrument, with each other in any other reasonable arrangement designed to provide such benefits to Buyer.  All liabilities and expenses arising on and after the Closing Date under any such contract or license as to which the necessary consent has not been obtained and whose benefits are being enjoyed by Buyer shall be for the account of Buyer, and Seller shall be promptly reimbursed by Buyer for any actual liabilities or expenses which Seller may be reasonably required to pay or incur thereunder.

(h)                                 Royalty Payments.  The Parties acknowledge and agree that all royalties payable by Angiotech (or any other distributor) under the License Agreement relating to sales of the Device prior to the Closing shall belong to Seller, and all royalties payable by Angiotech (or any other distributor) under the License Agreement relating to sales of the Device following the Closing shall belong to Buyer.  Any payments for royalty sales under the License Agreement by Angiotech shall be applied first to the oldest outstanding royalty payment amounts, unless the remittance from Angiotech indicates otherwise.  Each of the Parties shall promptly remit payment to the other Party for amounts belonging to such other Party according to the terms of this section.  Each Party shall have the right (at its expense) to take all reasonable action it deems necessary or appropriate, subject to the terms of the License Agreement, to collect the royalties to which it is entitled from Angiotech.

7.                                      Post-Closing Covenants.  The Parties agree as follows with respect to the period following the Closing.

(a)                                  General.  In case within seven (7) years after the Closing any further action is necessary or desirable to carry out the purposes of the Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as the other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Section 8 below).

(b)                                 Litigation Support.  Subject to the indemnification obligations under this Agreement, in the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any of the Transactions or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing involving any of Buyer or Seller, the other Party will reasonably cooperate with the contesting or defending Party and its counsel in the contest or defense, make available its personnel during normal business hours, and provide such testimony and access to its books and records during normal business hours as shall be reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party.

(c)                                  Confidentiality.

(i)                                     Seller shall cause its Affiliates, directors, officers, agents and employees to treat and hold as such all of the Confidential Information in its possession and which relates to the Acquired Assets (hereinafter defined as “Device Confidential Information”), refrain from using any of the Device Confidential Information except in connection with this Agreement, and deliver promptly to Buyer, at the request and option of Buyer, all embodiments and copies (in whatever form or medium) of the Device Confidential Information which are in his, her or its possession, subject to Seller having the right to retain a copy of such information for record purposes only and so as to satisfy any obligations it has in relation to any regulatory or tax authorities having jurisdiction over Seller.  In the event that Seller is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Device Confidential Information, Seller will notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 7(c)(i).  If, in the absence of a protective order or the receipt of a waiver hereunder, Seller is, on the advice of counsel, compelled to disclose any Device Confidential Information to any tribunal, Seller may disclose the Device Confidential Information to the tribunal; provided, however, that Seller shall use its reasonable commercial efforts to obtain, at the reasonable request of Buyer, an order or other assurance that confidential treatment will be afforded to such portion of the Device Confidential Information required to be disclosed as Buyer shall designate.

(ii)                                  Other than in relation to Device Confidential Information, Buyer shall cause its Affiliates, officers, directors and employees to treat and hold as such all of the Confidential Information of Seller, refrain from using any of the Confidential Information of Seller except in the manner and for the purpose that is expressly stated in this Agreement and in connection with the operation of the business of the Acquired Assets, and deliver promptly to Seller or destroy, at the request and option of Seller, all embodiments and copies (in whatever form or medium) of the Confidential Information of Seller which are in his, her or its possession.  If Closing does not occur, Buyer shall cause its Affiliates, officers, directors and employees to treat and hold as such all of the Confidential Information of Seller, refrain from using any of the Confidential Information of Seller except in connection with this Agreement, and deliver promptly to Seller or destroy, at the request and option of Seller, all embodiments and copies (in whatever form or medium) of the Confidential Information of Seller which are in his, her or its possession.  In the event that any such Person is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information (including Device Confidential Information in the event that Closing does not occur) of Seller, that Person will notify Seller promptly of the request or requirement so that the Seller may seek an appropriate protective order or waive compliance with the provisions of this Section 7(c)(ii).  If, in the absence of a protective order or the receipt of a waiver hereunder, any such Person is, on the advice of counsel, compelled to disclose any Confidential Information of Seller to any tribunal, that Person may disclose the Confidential Information of Seller to the tribunal; provided, however, that the disclosing Person shall use his or its reasonable best efforts to obtain, at the reasonable request of Seller, an order or other assurance that confidential treatment will be afforded to such portion of the Confidential Information required to be disclosed as Seller shall designate.

(d)                                 Transfer of Assets.  The Parties agree to the following with respect to the delivery to Buyer of the Acquired Assets:

(i)                                     Delivery of Items; Training.  At Closing, or as soon after Closing as is practicable, and in connection with Section 2(c)(ii) above, Seller shall deliver to Buyer support materials and services as are reasonably necessary for Buyer to be able to manufacture the Device, including, without limitation, the following items: transfer of critical documentation (including manufacturing procedures, bill of materials, router—steps to produce, component specifications, top assembly specifications, tooling and equipment specifications, vendor specifications); assistance by Seller’s personnel, contractors or Affiliates in component, tooling and equipment acquisition; and on-site training and transfer of up to 100 hours of engineering time at Buyer’s facilities in South Jordan, Utah, or at such other location as reasonably designated by Buyer.  In connection with the foregoing, Seller agrees to use its commercially reasonable efforts to train Buyer’s personnel on manufacturing, producing, packaging, validating and sterilizing the Device.  With respect to the foregoing training hours, Seller shall make its personnel that are experienced and knowledgeable about the Device available to Buyer during normal business hours upon five (5) days advanced written request.  Buyer shall be responsible for its own costs and expenses incurred for such training.  Seller shall provide such training to Buyer for no additional consideration, and shall also be responsible for its out of pocket costs and expenses incurred for such training, except that Seller’s out of pocket costs and expenses associated with more than three (3) trips to Buyer’s facilities will be reimbursed or paid by Buyer.

(ii)                                  Transfer of Acquired Assets.  Except as otherwise provided in this Agreement, immediately following Closing, Buyer and Seller shall begin arrangements for the transfer of the Acquired Assets from Seller to Buyer, on reasonable timing considerations for both Parties, and subject to Buyer’s reasonable discretion as to when such transfer shall occur.  All assets or other items of property which Seller receives at any time following Closing from Angiotech or any Affiliate thereof relating to the Device or the Acquired Assets, including pursuant to the License Agreement (including, without limitation, pursuant to Section 13(d) of the License Agreement and related to payments under the License Agreement during 2009), shall be transferred to Buyer as soon as possible following receipt thereof by Seller.

(iii)                               Design and Building of Manufacturing Equipment.  As soon after Closing as is practicable, Seller shall assist Buyer in determining the design and development of the equipment, machinery, tools and dies that is reasonably necessary for Buyer to successfully and independently manufacture, package, validate, and commercially produce the Device (the “Manufacturing Equipment”).  Seller shall provide Buyer with all necessary information and assistance in its possession requested by Buyer in order to assist Buyer in constructing the Manufacturing Equipment, including without limitation, providing Buyer with all existing drawings, specifications, samples, training manuals, vendor information and pricing information related to the Manufacturing Equipment.  The Parties shall use all commercially reasonable efforts to ensure that the Manufacturing Equipment is fully operational to enable Buyer to successfully and independently manufacture, package, validate, and commercially produce the Device by the dates set forth in Section 2(c)(ii) above.

8.                                      Remedies for Breaches of this Agreement.

(a)                                  Survival of Representations and Warranties.  All of Seller’s representations and warranties contained in Section 3 of this Agreement shall survive the Closing (even if Buyer knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) and continue in full force and effect for a period of two years thereafter; except that Seller’s representations and warranties contained in Sections 3(a), 3(b), 3(d), 3(g) and 3(i)(iii) of this Agreement shall survive the Closing and continue in full force and effect until the applicable statutes of limitations have run.  Seller’s representations and warranties in this Agreement, excluding those enumerated in the prior sentence, are sometimes referred to collectively in this Section as the “Limited Representations.”  All of Buyer’s representations and warranties contained in Section 4 of this Agreement shall survive the Closing (even if Seller knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) and continue in full force and effect for a period of two years thereafter, at which point such representations and warranties shall terminate.

(b)                                 Indemnification Provisions for Benefit of Buyer and Seller.

(i)                                     In the event that Seller has breached (or in the event any third party alleges facts that, if true, would mean Seller has breached) any of its representations and warranties contained in Section 3 of this Agreement or any of its covenants or agreements contained in this Agreement (including, without limitation, the post-closing covenants set forth in Section 7), and, if there is an applicable survival period pursuant to Section 8(a) above, provided that Buyer makes a written claim for indemnification against Seller pursuant to Section 8(c) below within such survival period, then Seller agrees to indemnify Buyer and its Affiliates and their respective officers, directors, employees and agents (collectively, the “Buyer Indemnitees”) from and against the entirety of any Adverse Consequences the Buyer Indemnitees may suffer through and after the date of the claim for indemnification (including any Adverse Consequences Buyer Indemnitees may suffer after the end of any applicable survival period) resulting from, arising out of, relating to, or caused by the breach (or the alleged breach).  Notwithstanding the foregoing (other than in relation to fraud), (A) Seller shall not be required to make any indemnification payment under this Section 8(b)(i) related to claims for breaches of representations or warranties until the aggregate of all Adverse Consequences exceeds Fifty Thousand Dollars ($50,000.00), and then only for the amount by which the aggregate of all Adverse Consequences exceeds such amount, and (B) the maximum amount of Adverse Consequences for which Seller shall be liable under this Section 8(b)(i) shall not exceed Three Million Dollars ($3,000,000) in the aggregate, excluding claims based on Seller’s failure to pay or perform the Excluded Liabilities, which claims are not limited by the

$3,000,000 maximum cap.  “Excluded Liabilities” for these purposes include, without limitation, all amounts claimed by Angiotech for any reason and under any theory, related to the License Agreement or otherwise, which amounts do not constitute Assumed Liabilities hereunder, and all such claims by Angiotech shall not be subject to any limitation on survival, related to representations or warranties of Seller or otherwise.  Notwithstanding the foregoing, for claims of Adverse Consequences for breaches of Seller’s Limited Representations, and where such breaches occur during the period following one year from the date of Closing, the maximum amount for which Seller shall be liable under this Section 8(b)(i) shall not exceed One Million Five Hundred Thousand Dollars ($1,500,000) (except with respect to the Excluded Liabilities and fraud exceptions set forth above, which are not so limited).

(ii)                                  In the event that Buyer has breached (or in the event any third party alleges facts that, if true, would mean Buyer has breached) any of its representations or warranties contained in Section 4 of this Agreement or any of its covenants or agreements contained in this Agreement, and, if there is an applicable survival period pursuant to Section 8(a) above, provided that Seller makes a written claim for indemnification pursuant to Section 8(c) below within such survival period, then Buyer agrees to indemnify Seller and its Affiliates, managers, members, employees and agents (collectively, the “Seller Indemnitees”) from and against the entirety of any Adverse Consequences Seller Indemnitees may suffer through and after the date of the claim for indemnification (including any Adverse Consequences Seller Indemnitees may suffer after the end of any applicable survival period) resulting from, arising out of, relating to, or caused by the breach (or the alleged breach). Notwithstanding the foregoing (other than in relation to fraud), (A) Buyer shall not be required to make any indemnification payment under this Section 8(b)(ii) related to claims for breaches of representations or warranties until the aggregate of all Adverse Consequences exceeds Fifty Thousand Dollars ($50,000.00), and then only for the amount by which the aggregate of all Adverse Consequences exceeds such amount, and (B) the maximum amount of Adverse Consequences for which Buyer shall be liable under this Section 8(b)(ii) shall not exceed Three Million Dollars ($3,000,000) in the aggregate, excluding claims based on Buyer’s failure to pay or perform the Assumed Liabilities or Post-Closing Liabilities (which claims shall not be so limited).  Notwithstanding the foregoing, for claims of Adverse Consequences for breaches of Buyer’s representations and warranties that occur during the period following one year from the date of Closing, the maximum amount for which Buyer shall be liable under this Section 8(b)(ii) shall not exceed One Million Five Hundred Thousand Dollars ($1,500,000) (except with respect to the Assumed Liabilities, Post-Closing Liabilities and fraud exceptions set forth above, which are not so limited).

(c)                                  Matters Involving Third Parties.

(i)                                     If any third party shall notify any Party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against any other Party (the “Indemnifying Party”) under this Section 8, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is actually prejudiced.

(ii)                                  Any Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (A) the Indemnifying Party notifies the Indemnified Party in writing within 15 business days after the Indemnified Party has given notice of the Third Party Claim of its intention to contest the Third Party Claim (it being understood that the Indemnifying Party may reserve its rights as to whether or not it in fact is liable to indemnify the Indemnified Party), (B) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying

Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder (including the payment in cash of all fees and costs associated with such defense), (C) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (D) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnified Party, and (E) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

(iii)                               So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 8(c)(ii) above, (A) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (B) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), and (C) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably), unless the following shall apply (in which case the Indemnifying Party may settle and compromise such Third Party Claim without the prior written consent of the Indemnified Party): (x) there is no finding or admission of any violation of Law or any violation of the rights of any person and no affect on any other claims that may be made against the Indemnified Party; and (y) the sole relief provided is monetary damages that are paid in full in cash by the Indemnifying Party.  If the Indemnified Party fails to consent to any settlement or compromise offer, the Indemnifying Party may continue to contest such Third Party Claim and, in such event, (subject always to Section 8(b)(i)) the maximum liability of the Indemnifying Party for such Third Party Claim shall not exceed such settlement or compromise offer.

(iv)                              In the event any of the conditions in Section 8(c)(ii) above is or becomes unsatisfied, however, (A) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it reasonably may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), (B) the Indemnifying Party will reimburse the Indemnified Party (with cash) promptly and periodically for its reasonable costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses), and (C) the Indemnifying Party will remain responsible for any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, or caused by the Third Party Claim to the fullest extent provided in this Section 8.

(d)                                 Characterization of Payments.  All indemnification payments under this Section 8 shall be deemed adjustments to the Purchase Price.

(e)                                  Limitations.  No party otherwise entitled to indemnification under this Agreement shall be indemnified pursuant to this Agreement to the extent that such party’s Adverse Consequences are increased or extended by the willful misconduct, violation of applicable Law or bad faith of such party.  Notwithstanding anything contained herein to the contrary, no party to this Agreement shall be liable to any other party for consequential, special, exemplary, or punitive damages; provided, however, that an Indemnifying Party under this Agreement shall be liable to an Indemnified Party under this Agreement for all Third Party Claim amounts that include any of the foregoing types of damages.  All indemnification payments payable hereunder shall be reduced by the amount of insurance proceeds received by the Indemnified Party as a result of the Adverse Consequences for which the Indemnified Party is seeking indemnification.  Each party agrees to use reasonable commercial efforts to realize such insurance benefits.

(f)            Exclusive.  The provisions of this Article 8 hereof set forth the exclusive rights and remedies of Buyer and Seller to seek or obtain damages or any other remedy or relief whatsoever from any party with respect to matters arising under or in connection with this Agreement and the transactions contemplated hereby, other than claims based upon common law or statutory fraud or similar claims.

9.             Termination.

(a)           Termination of Agreement.  The Parties may terminate this Agreement as follows:

(i)            Buyer and Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

(ii)           Buyer may terminate this Agreement by giving written notice to Seller if the Closing shall not have occurred on or prior to June 15, 2009, by reason of the failure of any condition precedent under Section 5(a) hereof (unless the failure results primarily from Buyer itself breaching any representation, warranty or covenant contained in this Agreement); or

(iii)          Seller may terminate this Agreement by giving written notice to Buyer if the Closing shall not have occurred on or prior to June 15, 2009, by reason of the failure of any condition precedent under Section 5(b) hereof (unless the failure results primarily from Seller itself breaching any representation, warranty or covenant contained in this Agreement).

(b)           Effect of Termination.  If any Party terminates this Agreement pursuant to Section 9(a) above, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach); provided, however, the confidentiality obligations of the Parties under Section 7(d) above shall survive termination.

10.          Miscellaneous.

(a)           Press Releases and Public Announcements.  Buyer shall not issue any press release or make any public announcement or comment relating to the fact of or the subject matter of this Agreement without prior notification to Seller.  Seller shall not issue any press release or make any public announcement or comment relating to the fact of or the subject matter of this Agreement without prior notification to Buyer.

(b)           No Third-Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns with respect to all rights and obligations of such Parties hereunder.

(c)           Entire Agreement.  This Agreement and the Transaction Documents (including the Disclosure Schedules and the other Exhibits and schedules hereto) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

(d)           Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns.  No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

(e)           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.  A facsimile copy of this Agreement or any counterpart hereto shall be valid as an original.

(f)            Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(g)           Notices.  All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient or when sent by facsimile followed by delivery by reputable overnight courier service (charges prepaid), one day after being sent to the recipient by reputable overnight courier service (charges prepaid) or five (5) days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid.  Any notice, demand or other communication hereunder may be given by any other means (including telecopy or electronic mail), but shall not be deemed to have been duly given unless and until it is actually received by the intended recipient.  Such notices, demands and other communications shall be sent to the addresses indicated below:

If to Seller:

Hatch Medical, L.L.C.

8750 Islesworth Court

Duluth, Georgia 30097

Attention: Paul Gianneschi

and

Hatch Medical, L.L.C.

1173 Amsterdam Avenue

Atlanta, Georgia  30306

Attention: Steven Hvozda

With a copy to:

Kilpatrick Stockton LLP

1100 Peachtree Street, Suite 2800

Atlanta, Georgia 30309-4530

Attention: Phillip H. Street, Esq.

Facsimile: (404) 541-3405

If to Buyer:

Merit Medical Systems, Inc.

1600 West Merit Parkway

South Jordan, Utah 84095

Attention: Fred P. Lampropoulos, Chairman and CEO

Facsimile: (801) 253-1600

and

Merit Medical Systems, Inc.

1600 West Merit Parkway

South Jordan, Utah 84095

Facsimile: (801) 208-4302

Attention: Rashelle Perry, General Counsel

With a copy to:

Parr Brown Gee & Loveless

185 S. State St., Suite 800

Salt Lake City, Utah 84111

Facsimile: (801) 532-7750

Attention: Scott W. Loveless, Esq.

or to such other address, to the attention of such other Person and/or with such other copy or copies as the recipient Party has specified by prior written notice to the sending Party.  If any time period for giving notice or taking action expires on a day which is a Saturday, Sunday or legal holiday in the State of Utah (any other day being a “business day”), such time period shall automatically be extended to the next business day immediately following such Saturday, Sunday or legal holiday.

(h)           Governing Law; Jurisdiction.  This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(i)            Amendments and Waivers.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by the mutual written consent of Buyer and Seller.  No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the non-breaching Party, nor shall any such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(j)            Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(k)           Expenses.  Buyer and Seller will each bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

(l)            Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.  Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  The word “including” shall mean “including without limitation.”  The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance.  If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.  The use of the neuter, male or female gender in the Transaction Documents shall include each of all the other neuter, male and female gender.

(m)          Incorporation of Exhibits and Schedules.  The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

(n)           Specific Performance.  Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached.  Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of such provisions and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 10(o) below), in addition to any other remedy to which it may be entitled, at law or in equity.

(o)           Waiver of Trial By Jury.  EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION DOCUMENTS OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT HEREOF OR THEREOF.  EACH PARTY AGREES THAT THIS SECTION 10(o) IS A SPECIFIC AND MATERIAL ASPECT OF THIS AGREEMENT AND EACH OF THE OTHER TRANSACTION DOCUMENTS AND ACKNOWLEDGES THAT THE OTHER PARTY WOULD NOT HAVE ENTERED INTO THIS AGREEMENT AND CONSUMMATED THE TRANSACTIONS CONTEMPLATED HEREBY IF THIS SECTION 10(o) WERE NOT PART OF THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS.

(p)           Transfer Taxes.  All transfer, documentary, sales, use, value-added, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with this Agreement or the Transactions must be paid by Seller when due, and Seller shall, at its expense, file all necessary tax returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other taxes and fees.

[remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Asset Purchase Agreement on as of the date first above written.

Buyer:

MERIT MEDICAL SYSTEMS, INC.

By:	/s/ Fred Lampropoulos

Name:	Fred Lampropoulos

Title:	Chairman and CEO

Seller:

HATCH MEDICAL, L.L.C.

By:	/s/ Paul R. Gianneschi

Name:	Paul R. Gianneschi

Title:	Managing Principal

EXHIBIT A

ALLOCATION OF THE PURCHASE PRICE

[see attached]

EXHIBIT B

BILL OF SALE

[see attached]

EXHIBIT C

ASSIGNMENT AND ASSUMPTION OF ACQUIRED CONTRACTS

[see attached]

EXHIBIT D

INTELLECTUAL PROPERTY TRANSFER DOCUMENTS

[see attached]

EXHIBIT E

NON-COMPETITION AGREEMENT

[see attached]

EXHIBIT F

FORM OF OPINION OF SELLER’S COUNSEL

[see attached]

EXHIBIT G

FORM OF OPINION OF BUYER’S COUNSEL

[see attached]